UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 27, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Basel III Pillar 3 UBS Group AG First Quarter 2021 Report, which appears immediately following this page.

31 March 2021 Pillar 3 report

UBS Group and significant regulated subsidiaries and sub-groups

Table of contents
Introduction and basis for preparation

UBS Group
6	Section 1	Key metrics
8	Section 2	Risk-weighted assets
12	Section 3	Going and gone concern requirements and eligible capital
13	Section 4	Leverage ratio
15	Section 5	Liquidity coverage ratio

Significant regulated subsidiaries and sub-groups
18	Section 1	Introduction
18	Section 2	UBS AG standalone
23	Section 3	UBS Switzerland AG standalone
29	Section 4	UBS Europe SE consolidated
30	Section 5	UBS Americas Holding LLC consolidated

Appendix
31	Abbreviations frequently used in our financial reports
33	Cautionary statement

Contacts

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Investor Relations

Institutional, professional and retail
investors are supported by UBS’s
Investor Relations team.

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Office of the Group Company Secretary

The Group Company Secretary receives inquiries on compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
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sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
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sh-shareholder-services@ubs.com

+41-44-235 6652

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For global registered share-related
inquiries in the US.

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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2021. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction and basis for preparation

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Introduction and basis for preparation

Introduction and basis for preparation

Scope of Basel III Pillar 3 disclosures

The Basel Committee on Banking Supervision (the BCBS) Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for the UBS Group and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups.”

As UBS is considered a systemically relevant bank (an SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital and other regulatory information as of 31 March 2021 for UBS Group AG consolidated is provided in the “Capital management” section of our first quarter 2021 report and for UBS AG consolidated in the “Capital management” section of the UBS AG first quarter 2021 report, both available under “Quarterly reporting” at ubs.com/investors.

Local regulators may also require the publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors.

Significant BCBS and FINMA capital adequacy, liquidity and funding, and related disclosure requirements

This Pillar 3 report has been prepared in accordance with Swiss Financial Market Supervisory Authority (FINMA) Pillar 3 disclosure requirements (FINMA Circular 2016/1 “Disclosure – banks”) as revised on 31 October 2019, the underlying BCBS guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017 and the subsequent “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

Significant regulatory developments, and disclosure requirements and changes effective in this quarter

COVID-19 temporary regulatory measures

The program established by the Swiss Federal Council in March 2020 to support small and medium-sized entities (SMEs) by granting loans closed on 31 July 2020. As of that date, we had committed CHF 2.7 billion of loans up to CHF 0.5 million, which are 100% guaranteed by the Swiss government, and CHF 0.6 billion of loans between CHF 0.5 million and CHF 20 million, which are 85% government-guaranteed. The total amount drawn on our loan commitments under the program was CHF 1.8 billion on 31 March 2021.

We remain committed to donating any economic profits from the government-backed lending program to COVID-19 relief efforts. However, we did not make any profits from this program in the first quarter of 2021.

In addition, the temporary exemption from FINMA for banks to exclude central bank sight deposits from the leverage ratio denominator (the LRD) for the purpose of calculating going concern ratios applied until 1 January 2021 and was not extended thereafter.

FINMA’s assessment of the recovery and resolution planning

In March 2021, FINMA published its annual assessment of the recovery and resolution plans of systemically important financial institutions in Switzerland. The report noted that FINMA had approved UBS’s group recovery plan and assessed its Swiss Emergency Plan as effective. It also highlighted that UBS has made further progress in improving its global resolvability by building up the necessary capabilities and removing obstacles to the implementation of the resolution strategy, while pointing out areas for further improvement.

US measures on capital adequacy, capital distribution restrictions and leverage capital relief

In March 2021, US banking regulators decided to not extend the temporary exclusion of central bank deposits and US Treasury securities from the leverage exposure calculation for the supplementary leverage ratio beyond March 2021. The temporary exemption was applicable to UBS Americas Holding LLC (UBSAH) with respect to US regulatory capital requirements. In addition, the Federal Reserve announced that the limits on capital distributions imposed during the COVID-19 pandemic would be removed after 30 June 2021. As a result, capital distributions by UBSAH will generally be permitted for as long as it meets regulatory capital requirements, including the incremental stress capital buffer set by the Federal Reserve Board as part of its Comprehensive Capital Analysis and Review stress test (CCAR). UBSAH’s stress capital buffer requirement, currently 6.7%, will be assessed and may be revised in the 2021 CCAR process, the results of which are expected to be announced by the Federal Reserve Board in June 2021.

Methodology change for credit valuation adjustment risk related to Lombard derivative exposures

A methodology change related to credit valuation adjustment (CVA) risk for derivative exposures with Lombard clients resulted in an increase of USD 1.1 billion in risk-weighted assets (RWA) in the first quarter of 2021.

Phase-in of RWA effects

Effective from the third quarter of 2020, we began to phase in RWA increases related to the fourth quarter of 2020 release of new probability of default (PD) and loss given default (LGD) parameters for mortgage portfolios in the US. As agreed with FINMA, the RWA effects of such model updates will be phased in over six quarters, until the end of 2021, with an estimated quarterly RWA increase of USD 0.5 billion.

Frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure, as outlined in the table on pages 7–9 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

In line with the FINMA-specified disclosure frequency and requirements for disclosure with regard to comparative periods, we provide quantitative comparative information as of 31 December 2020 for disclosures required on a quarterly basis. Where specifically required by FINMA and / or the BCBS, we disclose comparative information for additional reporting dates.

UBS Group

UBS Group

Section 1  Key metrics

Key metrics of the first quarter of 2021

The KM1 and KM2 tables on the following pages are based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules. The KM2 table includes a reference to the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (the FSB). The FSB provides this term sheet at fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet.

During the first quarter of 2021, our common equity tier 1 (CET1) capital increased by USD 0.5 billion to USD 40.4 billion, mainly reflecting operating profit before tax of USD 2.3 billion, partly offset by negative foreign currency translation effects of USD 0.8 billion, current tax expenses of USD 0.4 billion, accruals for capital returns to shareholders of USD 0.3 billion and negative defined benefit plans effects of USD 0.2 billion.

Total capital decreased by USD 2.4 billion to USD 58.8 billion, mainly reflecting the call of a EUR 2 billion tier 2 capital instrument amounting to USD 2.4 billion.

The TLAC available as of 31 March 2021 included CET1 capital, additional tier 1 and tier 2 capital instruments eligible under the TLAC framework, and non-regulatory capital elements of TLAC. Under the Swiss systemically relevant bank (SRB) framework, including transitional arrangements, TLAC excludes
45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income for accounting purposes, which for regulatory capital purposes are measured at the lower of cost or market value. This amount was negligible as of 31 March 2021, but is included as available TLAC in the KM2 table in this section.

Our available TLAC decreased by USD 1.1 billion to USD 100.7 billion, mainly reflecting the aforementioned call of a EUR 2 billion tier 2 capital instrument, partly offset by a net increase of USD 1.3 billion from non-regulatory capital elements of TLAC.

Risk-weighted assets (RWA) decreased by USD 1.3 billion to USD 287.8 billion, including a reduction related to currency effects of USD 5.6 billion, mainly reflecting decreases in credit risk RWA of USD 2.4 billion and market risk RWA of USD 1.5 billion, partially offset by increases in investment in funds RWA of USD 1.2 billion, credit valuation adjustment RWA of USD 1.1 billion and counterparty credit risk RWA of USD 0.3 billion.

The leverage ratio exposure was stable at USD 1,038 billion as the increases in derivative and securities financing transactions (SFTs) exposures were largely offset by the decrease in on-balance sheet exposures (excluding derivatives and SFTs).

The average high-quality liquid assets (HQLA) increased by USD 7.1 billion to USD 221.4 billion, due to higher cash balances, partly offset by higher funding consumption in the business divisions. Average total net cash outflows increased by USD 5.4 billion to USD 146.3 billion, due to an increase in average customer deposit balances.

KM1: Key metrics
USD million, except where indicated
		31.3.21	31.12.20	30.9.20	30.6.20	31.3.20
Available capital (amounts)
1	Common equity tier 1 (CET1)	40,426	39,890	38,197	38,114	36,659
1a	Fully loaded ECL accounting model CET1[1]	40,403	39,856	38,162	38,070	36,624
2	Tier 1	56,288	56,178	54,396	53,505	51,884
2a	Fully loaded ECL accounting model Tier 1[1]	56,264	56,144	54,360	53,460	51,850
3	Total capital	58,822	61,226	59,382	58,876	57,752
3a	Fully loaded ECL accounting model total capital[1]	58,799	61,193	59,347	58,831	57,718
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	287,828	289,101	283,133	286,436	286,256
4a	Minimum capital requirement[2]	23,026	23,128	22,651	22,915	22,901
4b	Total risk-weighted assets (pre-floor)	287,828	289,101	283,133	286,436	286,256
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	14.05	13.80	13.49	13.31	12.81
5a	Fully loaded ECL accounting model Common equity tier 1 ratio (%)[1]	14.04	13.79	13.48	13.29	12.79
6	Tier 1 ratio (%)	19.56	19.43	19.21	18.68	18.12
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	19.55	19.42	19.20	18.66	18.11
7	Total capital ratio (%)	20.44	21.18	20.97	20.55	20.17
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	20.43	21.17	20.96	20.54	20.16
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)	1.00	1.00	1.00	1.00	1.00
11	Total of bank CET1-specific buffer requirements (%)	3.52	3.52	3.52	3.52	3.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	9.55	9.30	8.99	8.81	8.31
Basel III leverage ratio[3]
13	Total Basel III leverage ratio exposure measure	1,038,225	1,037,150	994,366	974,359	955,943
14	Basel III leverage ratio (%)	5.42	5.42	5.47	5.49	5.43
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.42	5.41	5.47	5.49	5.42
Liquidity coverage ratio[4]
15	Total HQLA	221,371	214,276	211,185	206,693	170,630
16	Total net cash outflow	146,314	140,891	137,345	133,786	122,383
17	LCR (%)	151	152	154	155	139

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Leverage ratio exposures and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    4 Calculated based on quarterly average. Refer to the “Liquidity coverage ratio” section of this report for more information.

KM2: Key metrics – TLAC requirements (at resolution group level)[1]
USD million, except where indicated
		31.3.21	31.12.20	30.9.20	30.6.20	31.3.20
1	Total loss-absorbing capacity (TLAC) available	100,720	101,814	97,753	93,626	93,686
1a	Fully loaded ECL accounting model TLAC available[2]	100,697	101,780	97,717	93,581	93,652
2	Total RWA at the level of the resolution group	287,828	289,101	283,133	286,436	286,256
3	TLAC as a percentage of RWA (%)	34.99	35.22	34.53	32.69	32.73
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)[2]	34.98	35.21	34.51	32.67	32.72
4	Leverage ratio exposure measure at the level of the resolution group[3]	1,038,225	1,037,150	994,366	974,359	955,943
5	TLAC as a percentage of leverage ratio exposure measure (%)	9.70	9.82	9.83	9.61	9.80
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model leverage exposure measure (%)[2,3]	9.70	9.81	9.83	9.60	9.80
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6c

If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)

		N/A – Refer to our response to 6b.

1 Resolution group level is defined as the UBS Group AG consolidated level.    2 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    3 Leverage ratio exposures and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

UBS Group

Section 2  Risk-weighted assets

Our approach to measuring risk exposure and risk-weighted assets

Depending on the intended purpose, the measurement of risk exposure that we apply may differ. Exposures may be measured for financial accounting purposes under International Financial Reporting Standards (IFRS), for deriving our regulatory capital requirements or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required under Pillar 1. Our risk-weighted assets (RWA) are calculated according to the Basel Committee on Banking Supervision (the BCBS) Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and by the associated circulars issued by the Swiss Financial Market Supervisory Authority (FINMA).

For information about the measurement of risk exposures and RWA, refer to pages 13–15 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

Overview of RWA and capital requirements

The OV1 table on the following page provides an overview of our RWA and the related minimum capital requirements by risk type. The table presented is based on the respective FINMA template and empty rows indicate current non-applicability to UBS.

During the first quarter of 2021, RWA decreased by USD 1.3 billion to USD 287.8 billion, including a reduction related to currency effects of USD 5.6 billion, mainly reflecting decreases in credit risk RWA of USD 2.4 billion and market risk RWA of USD 1.5 billion, partially offset by increases in investment in funds RWA of USD 1.2 billion, credit valuation adjustment RWA of USD 1.1 billion and as counterparty credit risk RWA of USD 0.3 billion.

Credit risk RWA under the internal ratings-based approach and the standardized approach decreased by USD 2.4 billion, mainly driven by a reduction related to currency effects, partially offset by increases in loans and loan commitments in the Investment Bank and loans in Global Wealth Management. The RWA increase related to investments in funds of USD 1.2 billion was due to a business-driven investment in Asset Management. The increase in credit valuation adjustment RWA of USD 1.1 billion was primarily due to a methodology and policy change related to derivatives for Lombard clients in Global Wealth Management. Counterparty credit risk RWA increased by USD 0.3 billion, driven by higher derivatives RWA due to higher trading activity, partially offset by currency effects.

Market risk RWA decreased by USD 1.5 billion, driven by a decrease in asset size and other movements in the Investment Bank’s Global Markets business resulting from lower stressed value-at-risk (SVaR) levels, mainly due to its equities trading business. This was partially offset by an increase in regulatory VaR RWA.

The flow tables for credit risk, counterparty credit risk and market risk RWA in this section provide further details regarding the movements in RWA in the first quarter of 2021.

More information about capital management and RWA, including details regarding movements in RWA during the first quarter of 2021, is provided on pages 39–40  of the “Capital management“ section of our first quarter 2021 report, available under “Quarterly reporting” at ubs.com/investors.

OV1: Overview of RWA
USD million		RWA		Minimum capital requirements[1]
		31.3.21	31.12.20	31.3.21
1	Credit risk (excluding counterparty credit risk)	137,485	139,846	10,999
2	of which: standardized approach (SA)	31,299	31,565	2,504
2a	of which: non-counterparty-related risk	12,922	13,393	1,034
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	106,186	108,281	8,495
6	Counterparty credit risk[2]	40,691	40,354	3,255
7	of which: SA for counterparty credit risk (SA-CCR)	7,193	6,006	575
8	of which: internal model method (IMM)	19,352	19,380	1,548
8a	of which: value-at-risk (VaR)	7,353	8,386	588
9	of which: other CCR	6,793	6,581	543
10	Credit valuation adjustment (CVA)	4,080	2,945	326
11	Equity positions under the simple risk-weight approach	2,794	2,795	223
12	Equity investments in funds – look-through approach	893	882	71
13	Equity investments in funds – mandate-based approach	1,916	648	153
14	Equity investments in funds – fallback approach	86	126	7
15	Settlement risk	341	372	27
16	Securitization exposures in banking book	281	314	23
17	of which: securitization internal ratings-based approach (SEC-IRBA)
18	of which: securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	265	301	21
19	of which: securitization standardized approach (SEC-SA)	16	13	1
20	Market risk	10,354	11,841	828
21	of which: standardized approach (SA)	588	456	47
22	of which: internal models approach (IMA)	9,767	11,385	781
23	Capital charge for switch between trading book and banking book[3]
24	Operational risk	75,775	75,775	6,062
25	Amounts below thresholds for deduction (250% risk weight)[4]	13,133	13,202	1,051
25a	of which: deferred tax assets	9,906	9,981	793
26	Floor adjustment[5]
27	Total	287,828	289,101	23,026

1 Calculated based on 8% of RWA.    2 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. The split between the sub-components of counterparty credit risk refers to the calculation of the exposure measure.    3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book).    4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.    5 No floor effect, as 80% of our Basel I RWA, including the RWA equivalent of the Basel I capital deductions, does not exceed our Basel III RWA, including the RWA equivalent of the Basel III capital deductions.

UBS Group

RWA flow statements of credit risk exposures under IRB

The CR8 table below provides a breakdown of the credit risk RWA movements in the first quarter of 2021 across movement categories defined by the BCBS. These categories are described on page 48 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

Credit risk RWA under the advanced internal ratings-based (A-IRB) approach decreased by USD 2.1 billion to USD 106.2 billion during the first quarter of 2021.

The RWA increase from asset size movements of USD 2.8 billion was predominantly due to new loan commitments in the Investment Bank and an increase in Lombard loans in Global Wealth Management.

The RWA from asset quality decreased by USD 1.5 billion, mainly due to improvements in counterparty ratings and loss given default during the first quarter of 2021 in Global Wealth Management and Personal & Corporate Banking. Model updates of USD 0.6 billion were mainly driven by the recalibration of risk parameters for real estate and sovereign portfolios in Global Wealth Management and Group Functions. RWA decreased by USD 4 billion related to foreign exchange movements, mainly due to the strengthening of the US dollar against the Swiss franc, primarily in the Swiss mortgages portfolio in Personal & Corporate Banking and Global Wealth Management.

CR8: RWA flow statements of credit risk exposures under IRB
USD million		RWA
1	RWA as of 31.12.20	108,281
2	Asset size	2,762
3	Asset quality	(1,456)
4	Model updates	550
5	Methodology and policy
5a	of which: regulatory add-ons
6	Acquisitions and disposals
7	Foreign exchange movements	(3,951)
8	Other
9	RWA as of 31.3.21	106,186

RWA flow statements of counterparty credit risk exposures under the IMM and VaR

Counterparty credit risk (CCR) RWA on derivatives under the internal model method (IMM) was unchanged at USD 19.4 billion during the first quarter of 2021, primarily as an asset size increase in the Investment Bank, mainly as a result of higher trading activity, was offset by a decrease in RWA related to foreign exchange movements, credit quality, and model updates.

CCR RWA on securities financing transactions (SFTs) under the VaR approach decreased by USD 1 billion to USD 7.4 billion during the first quarter of 2021, mainly due to an asset size decrease primarily related to market volatility, as well as foreign exchange movements.

CCR7: RWA flow statements of CCR exposures under the internal model method (IMM) and value-at-risk (VaR)

		Derivatives	SFTs	Total
USD million		Subject to IMM	Subject to VaR
1	RWA as of 31.12.20	19,380	8,386	27,767
2	Asset size	911	(767)	144
3	Credit quality of counterparties	(338)	(37)	(376)
4	Model updates	(211)	(90)	(301)
5	Methodology and policy
5a	of which: regulatory add-ons
6	Acquisitions and disposals
7	Foreign exchange movements	(390)	(139)	(529)
8	Other
9	RWA as of 31.3.21	19,352	7,353	26,705

RWA flow statements of market risk exposures
under an IMA

The three main components that contribute to market risk RWA are value-at-risk (VaR), stressed value-at-risk (SVaR) and incremental risk charge (IRC). VaR and SVaR components include the RWA charge for risks not in VaR (RniV).

The MR2 table below provides a breakdown of the movement in market risk RWA in the first quarter of 2021 under an internal models approach across those components, pursuant to the movement categories defined by the BCBS. These categories are described on page 78 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

Market risk RWA under an internal models approach decreased by USD 1.6 billion to USD 9.8 billion in the first quarter of 2021, driven primarily by a decrease in asset size and other movements in the Investment Bank’s Global Markets business resulting from lower stressed VaR levels, mainly due to its equities trading business. This was partially offset by an increase in regulatory VaR RWA.

The VaR multiplier was unchanged compared with the prior quarter, at 3.0.

MR2: RWA flow statements of market risk exposures under an internal models approach[1]
USD million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 31.12.20	2,170	7,257	1,958			11,385
1a	Regulatory adjustment	(1,332)	(4,034)				(5,366)
1b	RWA at previous quarter-end (end of day)	838	3,223	1,958			6,019
2	Movement in risk levels	2,033	(1,950)	102			185
3	Model updates / changes	(102)	98				(4)
4	Methodology and policy
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other	(77)	(21)				(98)
8a	RWA at the end of the reporting period (end of day)	2,692	1,350	2,060			6,102
8b	Regulatory adjustment		3,664				3,664
8c	RWA as of 31.3.21	2,692	5,014	2,060			9,766
1 Components that describe movements in RWA are presented in italics.

UBS Group

Section 3  Going and gone concern requirements and eligible capital

The table below provides details of the Swiss systemically relevant bank (SRB) going and gone concern capital requirements as required by the Swiss Financial Market Supervisory Authority (FINMA). More information about capital management is provided on pages 33–42 in the “Capital management” section of our first quarter 2021 report, available under “Quarterly reporting” at ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 31.3.21	RWA		LRD
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.96[1]	40,193	4.88[1]	50,613
Common equity tier 1 capital	9.66	27,816	3.38[2]	35,040
of which: minimum capital	4.50	12,952	1.50	15,573
of which: buffer capital	5.14	14,794	1.88	19,467
of which: countercyclical buffer	0.02	70
Maximum additional tier 1 capital	4.30	12,377	1.50	15,573
of which: additional tier 1 capital	3.50	10,074	1.50	15,573
of which: additional tier 1 buffer capital	0.80	2,303

Eligible going concern capital
Total going concern capital	19.56	56,288	5.42	56,288
Common equity tier 1 capital	14.05	40,426	3.89	40,426
Total loss-absorbing additional tier 1 capital[3]	5.51	15,862	1.53	15,862
of which: high-trigger loss-absorbing additional tier 1 capital	4.64	13,361	1.29	13,361
of which: low-trigger loss-absorbing additional tier 1 capital	0.87	2,501	0.24	2,501

Required gone concern capital[4]
Total gone concern loss-absorbing capacity[5]	10.59	30,468	3.76	39,012
of which: base requirement	12.86	37,015	4.50	46,720
of which: additional requirement for market share and LRD	1.08	3,109	0.38	3,893
of which: applicable reduction on requirements	(3.35)	(9,655)	(1.12)	(11,601)
of which: rebate granted (equivalent to 47.5% of maximum rebate)	(2.54)	(7,301)	(0.89)	(9,247)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.82)	(2,355)	(0.23)	(2,355)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	15.42	44,381	4.27	44,381
Total tier 2 capital	1.82	5,253	0.51	5,253
of which: low-trigger loss-absorbing tier 2 capital	1.64	4,709	0.45	4,709
of which: non-Basel III-compliant tier 2 capital	0.19	544	0.05	544
TLAC-eligible senior unsecured debt	13.59	39,129	3.77	39,129

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.55	70,661	8.63	89,626
Eligible total loss-absorbing capacity	34.98	100,669	9.70	100,669

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		287,828
Leverage ratio denominator				1,038,225

1 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    2 Our minimum CET1 leverage ratio requirement of 3.375% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.125% market share add-on requirement based on our Swiss credit business.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 8.6% and 3% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 5.34 percentage points for the RWA-based requirement of 13.94% and 1.875 percentage points for the LRD-based requirement of 4.875%.

Section 4  Leverage ratio

Basel III leverage ratio

The Basel Committee on Banking Supervision (the BCBS) leverage ratio, as summarized in the “KM1: Key metrics“ table in section 1 of this report, is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (LRD).

The LRD consists of International Financial Reporting Standards (IFRS) on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement values and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions (SFTs).

The table below shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures. Those exposures are the starting point for calculating the BCBS LRD, as shown in the LR2 table in this section.
The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying amounts for derivative financial instruments and SFTs are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table.

Difference between the Swiss SRB and BCBS leverage ratio

The LRD is the same under Swiss systemically relevant bank (SRB) and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB rules we are required to meet going and gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt.

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD million	31.3.21	31.12.20[1]
On-balance sheet exposures
IFRS total assets	1,107,712	1,125,765
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(21,535)	(21,166)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
Less carrying amount of derivative financial instruments in IFRS total assets[2]	(183,352)	(192,370)
Less carrying amount of securities financing transactions in IFRS total assets[3]	(112,593)	(105,587)
Adjustments to accounting values
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	790,233	806,642
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(12,632)	(12,754)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	777,601	793,888

1 The respective period shown ending on 31 December 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    2 Consists of derivative financial instruments and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    3 Consists of receivables from securities financing transactions (SFTs), margin loans, prime brokerage receivables and financial assets at fair value not held for trading related to SFTs in accordance with the regulatory scope of consolidation.

UBS Group

During the first quarter of 2021, the LRD was stable at USD 1,038 billion. On-balance sheet exposures (excluding derivatives and SFTs) decreased by USD 16 billion, mainly driven by currency effects of USD 25 billion and lower high-quality liquid asset (HQLA) securities, partly offset by increases in lending assets and cash and balances at central banks. Derivative exposures increased by USD 10 billion, mainly reflecting higher potential future exposure and market-driven movements. SFTs increased by USD 8 billion, mainly driven by excess cash re-investment and an increase in securities borrowing activities.

LR2: BCBS Basel III leverage ratio common disclosure
USD million, except where indicated		31.3.21	31.12.20[1]

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	790,233	806,642
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(12,632)	(12,754)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	777,601	793,888

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	59,145	54,049
5	Add-on amounts for PFE associated with all derivatives transactions	84,270	79,901
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(23,146)	(21,420)
8	(Exempted CCP leg of client-cleared trade exposures)	(15,139)	(16,760)
9	Adjusted effective notional amount of all written credit derivatives[2]	80,570	85,274
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[3]	(79,504)	(84,451)
11	Total derivative exposures	106,195	96,592

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	197,482	198,077
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(84,890)	(92,490)
14	CCR exposure for SFT assets	10,648	9,759
15	Agent transaction exposures
16	Total securities financing transaction exposures	123,240	115,346

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	100,243	105,084
18	(Adjustments for conversion to credit equivalent amounts)	(69,053)	(73,760)
19	Total off-balance sheet items	31,189	31,324
	Total exposures (leverage ratio denominator)	1,038,225	1,037,150

	Capital and total exposures (leverage ratio denominator)
20	Tier 1 capital	56,288	56,178
21	Total exposures (leverage ratio denominator)	1,038,225	1,037,150

	Leverage ratio
22	Basel III leverage ratio (%)	5.4	5.4

1 The respective period shown ending on 31 December 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    2 Includes protection sold, including agency transactions.    3 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

LR1: BCBS Basel III leverage ratio summary comparison
USD million		31.3.21	31.12.20[1]
1	Total consolidated assets as per published financial statements	1,107,712	1,125,765
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[2]	(34,167)	(33,919)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4	Adjustments for derivative financial instruments	(77,157)	(95,778)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	10,648	9,759
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	31,189	31,324
7	Other adjustments
8	Leverage ratio exposure (leverage ratio denominator)	1,038,225	1,037,150

1 The respective period shown ending on 31 December 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    2 Includes assets that are deducted from tier 1 capital.

Section 5  Liquidity coverage ratio

Liquidity coverage ratio

We monitor the liquidity coverage ratio (the LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.

Pillar 3 disclosure requirement	First quarter 2021 report section	Disclosure		First quarter 2021 report page number
Concentration of funding sources	Balance sheet and off-balance sheet	–	Liabilities by product and currency	47

High-quality liquid assets

HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of an active and sizeable market for the assets, and low volatility. Our HQLA predominantly consist of assets that qualify as Level 1 in the LCR framework, including cash, central bank reserves and government bonds.

High-quality liquid assets
	Average 1Q21[1]			Average 4Q20[1]
USD billion	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	145		145	133		133
Securities (on- and off-balance sheet)	58	18	76	63	18	81
Total high-quality liquid assets[4]	203	18	221	196	18	214

1 Calculated based on an average of 63 data points in the first quarter of 2021 and 63 data points in the fourth quarter of 2020.    2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

UBS Group

LCR development during the first quarter of 2021

In the first quarter of 2021, the UBS Group LCR decreased 1 percentage point to 151%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The average LCR decrease was primarily driven by increased net cash outflows from higher customer deposit balances. These outflows were mostly offset by higher high-quality liquid assets (HQLA) due to higher cash balances, partly offset by higher funding consumption in the business divisions.

LIQ1: Liquidity coverage ratio
		Average 1Q21[1]		Average 4Q20[1]
USD billion, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets
1	High-quality liquid assets	225	221	218	214

Cash outflows
2	Retail deposits and deposits from small business customers	299	34	296	33
3	of which: stable deposits	41	1	41	1
4	of which: less stable deposits	257	32	255	32
5	Unsecured wholesale funding	241	130	224	119
6	of which: operational deposits (all counterparties)	53	13	52	13
7	of which: non-operational deposits (all counterparties)	172	101	157	92
8	of which: unsecured debt	16	16	14	14
9	Secured wholesale funding		79		73
10	Additional requirements	90	26	88	27
11	of which: outflows related to derivatives and other transactions	47	17	45	18
12	of which: outflows related to loss of funding on debt products[3]	0	0	0	0
13	of which: committed credit and liquidity facilities	43	9	43	9
14	Other contractual funding obligations	12	10	13	11
15	Other contingent funding obligations	254	5	256	6
16	Total cash outflows		285		269

Cash inflows
17	Secured lending	321	85	314	81
18	Inflows from fully performing exposures	78	36	71	33
19	Other cash inflows	18	18	15	15
20	Total cash inflows	417	138	400	128

			Average 1Q21[1]		Average 4Q20[1]
USD billion, except where indicated			Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio
21	High-quality liquid assets		221		214
22	Net cash outflows		146		141
23	Liquidity coverage ratio (%)		151		152

1 Calculated based on an average of 63 data points in the first quarter of 2021 and 63 data points in the fourth quarter of 2020.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups

Section 1  Introduction

The sections on the following pages include capital and other regulatory information as of 31 March 2021 for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated.

Capital information in the following sections is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Section 2  UBS AG standalone

Key metrics of the first quarter of 2021

The table on the next page is based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules.

During the first quarter of 2021, common equity tier 1 (CET1) capital was stable at USD 50.2 billion, as the operating profit before tax was offset by accruals for capital returns to UBS Group AG, current tax expenses and other items. Total capital decreased by USD 2.5 billion to USD 67.1 billion, mainly reflecting the call of a EUR 2 billion on-lend tier 2 capital instrument amounting to USD 2.4 billion.

Risk-weighted assets (RWA) increased by USD 12.2 billion to USD 317.8 billion during the first quarter of 2021, primarily driven by increases in credit and counterparty credit risk RWA, including the gradual increase of risk weights for investments in the Swiss and foreign-domiciled subsidiaries in accordance with the relevant FINMA decree.

The leverage ratio exposure increased by USD 16 billion to USD 611 billion, mainly driven by higher derivative exposures and higher exposures from securities financing transactions.

The average high-quality liquid assets (HQLA) decreased by USD 1.9 billion to USD 82.0 billion driven by a reduction of cash balances. Average total net cash outflows decreased by USD 4.9 billion to USD 47.9 billion due to higher inflows from interbank funding provided.

KM1: Key metrics
USD million, except where indicated
		31.3.21	31.12.20	30.9.20	30.6.20	31.3.20
Available capital (amounts)
1	Common equity tier 1 (CET1)	50,223	50,269	51,793	51,810	48,998
1a	Fully loaded ECL accounting model CET1[1]	50,189	50,266	51,791	51,808	48,994
2	Tier 1	64,652	64,699	66,145	65,361	62,382
2a	Fully loaded ECL accounting model tier 1[1]	64,618	64,696	66,143	65,359	62,379
3	Total capital	67,126	69,639	71,020	70,612	68,130
3a	Fully loaded ECL accounting model total capital[1]	67,091	69,636	71,018	70,610	68,127
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	317,824	305,575	309,019	310,752	317,621
4a	Minimum capital requirement[2]	25,426	24,446	24,722	24,860	25,410
4b	Total risk-weighted assets (pre-floor)	317,824	305,575	309,019	310,752	317,621
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	15.80	16.45	16.76	16.67	15.43
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	15.79	16.45	16.76	16.67	15.43
6	Tier 1 ratio (%)	20.34	21.17	21.40	21.03	19.64
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	20.33	21.17	21.40	21.03	19.64
7	Total capital ratio (%)	21.12	22.79	22.98	22.72	21.45
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	21.11	22.79	22.98	22.72	21.45
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.01	0.02	0.02	0.01
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1-specific buffer requirements (%)	2.52	2.51	2.52	2.52	2.51
12	CET1 available after meeting the bank’s minimum capital requirements (%)	11.30	11.95	12.26	12.17	10.93
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	611,022	595,017	588,204	573,741	574,692
14	Basel III leverage ratio (%)	10.58	10.87	11.25	11.39	10.85
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	10.58	10.87	11.24	11.39	10.85
Liquidity coverage ratio[5]
15	Total HQLA	82,041	83,905	88,424	91,877	67,963
16	Total net cash outflow	47,927	52,851	52,463	52,209	48,320
17	LCR (%)	172	159	169	178	141

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided on the following pages in this section.    4 The temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone in 2020. Refer to the “Introduction and basis for preparation” section and to the “UBS AG standalone” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    5 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

Significant regulated subsidiaries and sub-groups

Swiss SRB going and gone concern requirements and information

The tables below and on the next page provide details of the Swiss systematically relevant bank (SRB) RWA- and leverage ratio denominator (LRD)-based going and gone concern requirements and information as required by FINMA; details regarding eligible gone concern instruments are provided on the next page.

More information about the going and gone concern requirements and information is provided on page 112 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 31.3.21	RWA, phase-in		RWA, fully applied as of 1.1.28		LRD
USD million, except where indicated	in %		in %		in %
Required going concern capital
Total going concern capital	13.96[1]	44,363	13.96[1]	53,313	4.88[1]	29,787
Common equity tier 1 capital	9.66	30,696	9.66	36,890	3.38	20,622
of which: minimum capital	4.50	14,302	4.50	17,188	1.50	9,165
of which: buffer capital	5.14	16,336	5.14	19,632	1.88	11,457
of which: countercyclical buffer	0.02	58	0.02	70
Maximum additional tier 1 capital	4.30	13,666	4.30	16,424	1.50	9,165
of which: additional tier 1 capital	3.50	11,124	3.50	13,368	1.50	9,165
of which: additional tier 1 buffer capital	0.80	2,543	0.80	3,056

Eligible going concern capital
Total going concern capital	20.34	64,652	16.93	64,652	10.58	64,652
Common equity tier 1 capital	15.80	50,223	13.15	50,223	8.22	50,223
Total loss-absorbing additional tier 1 capital	4.54	14,429	3.78	14,429	2.36	14,429
of which: high-trigger loss-absorbing additional tier 1 capital	3.75	11,930	3.12	11,930	1.95	11,930
of which: low-trigger loss-absorbing additional tier 1 capital	0.79	2,499	0.65	2,499	0.41	2,499

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		317,824		381,948
Leverage ratio denominator						611,022

Required gone concern capital[2]	Higher of RWA- or LRD-based
Total gone concern loss-absorbing requirement		37,576

Eligible gone concern capital
Total gone concern loss-absorbing capacity		44,365
Gone concern coverage capital ratio	118.07

1 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

Swiss SRB going and gone concern information

USD million, except where indicated	31.3.21	31.12.20

Eligible going concern capital
Total going concern capital	64,652	64,699
Total tier 1 capital	64,652	64,699
Common equity tier 1 capital	50,223	50,269
Total loss-absorbing additional tier 1 capital	14,429	14,430
of which: high-trigger loss-absorbing additional tier 1 capital	11,930	11,854
of which: low-trigger loss-absorbing additional tier 1 capital	2,499	2,575

Eligible gone concern capital
Total gone concern loss-absorbing capacity	44,365	45,520
Total tier 2 capital	5,236	7,719
of which: low-trigger loss-absorbing tier 2 capital	4,700	7,184
of which: non-Basel III-compliant tier 2 capital	536	535
TLAC-eligible senior unsecured debt	39,129	37,801

Total loss-absorbing capacity
Total loss-absorbing capacity	109,017	110,219

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets, phase-in	317,824	305,575
of which: direct and indirect investments in Switzerland-domiciled subsidiaries[1]	37,834	38,370
of which: direct and indirect investments in foreign-domiciled subsidiaries[1]	107,648	99,635
Risk-weighted assets, fully applied as of 1.1.28	381,948	379,307
of which: direct and indirect investments in Switzerland-domiciled subsidiaries[1]	43,993	45,678
of which: direct and indirect investments in foreign-domiciled subsidiaries[1]	165,612	166,058
Leverage ratio denominator[2]	611,022	595,017

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in	20.3	21.2
of which: common equity tier 1 capital ratio, phase-in	15.8	16.5
Going concern capital ratio, fully applied as of 1.1.28	16.9	17.1
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28	13.1	13.3

Leverage ratios (%)[2]
Going concern leverage ratio	10.6	10.9
of which: common equity tier 1 leverage ratio	8.2	8.4

Gone concern capital coverage ratio (%)
Gone concern capital coverage ratio	118.1	135.7

1 Carrying amounts for direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries (31 March 2021: USD 17,597 million; 31 December 2020: USD 18,271 million) and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (31 March 2021: USD 41,403 million; 31 December 2020: USD 41,515 million) are risk-weighted at 215% and 260%, respectively, for the current year (31 December 2020: 210% and 240%, respectively).    2 The leverage ratio denominator (LRD) and leverage ratios for 31 December 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to the “UBS AG standalone” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

Significant regulated subsidiaries and sub-groups

Leverage ratio information

Swiss SRB leverage ratio denominator
USD billion	31.3.21	31.12.20[1]

Leverage ratio denominator
Swiss GAAP total assets	517.6	509.0
Difference between Swiss GAAP and IFRS total assets	146.1	160.0
Less: derivative exposures and SFTs[2]	(266.5)	(271.8)
Less: funding provided to significant regulated subsidiaries eligible as gone concern capital	(20.5)	(20.2)
On-balance sheet exposures (excluding derivative exposures and SFTs)	376.7	377.0
Derivative exposures	109.1	98.2
Securities financing transactions	104.3	99.4
Off-balance sheet items	22.2	21.6
Items deducted from Swiss SRB tier 1 capital	(1.3)	(1.2)
Total exposures (leverage ratio denominator)	611.0	595.0

1 The temporary exemption granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

Liquidity coverage ratio

In the first quarter of 2021, the UBS AG liquidity coverage ratio (LCR) was 172%, remaining above the prudential requirements communicated by FINMA.

Liquidity coverage ratio
	Weighted value[1]
USD billion, except where indicated	Average 1Q21[2]	Average 4Q20[2]
High-quality liquid assets	82	84
Total net cash outflows	48	53
of which: cash outflows	172	166
of which: cash inflows	124	113
Liquidity coverage ratio (%)	172	159

1 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 63 data points in the first quarter of 2021 and 63 data points in the fourth quarter of 2020.

Section 3  UBS Switzerland AG standalone

Key metrics of the first quarter of 2021

The table below is based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules.

During the first quarter of 2021, common equity tier 1 (CET1) capital increased by CHF 0.2 billion to CHF 12.4 billion, mainly as a result of net profit. Tier 1 capital and total capital increased by CHF 0.4 billion to CHF 17.8 billion, reflecting the aforementioned increase in CET1 capital and a new additional tier 1 (AT1) capital issuance of CHF 0.7 billion, partly offset by the call of a CHF 0.5 billion AT1 capital instrument.

Risk-weighted assets (RWA) increased by CHF 2.9 billion to CHF 110.2 billion, primarily due to increased exposures across Lombard loans and securities financing transactions.

The leverage ratio exposure increased by CHF 10 billion to CHF 345 billion, mainly driven by on-balance sheet exposures from lending assets, as well as securities financing transactions.

The average high-quality liquid assets (HQLA) increased by CHF 4.5 billion to CHF 96.4 billion driven by higher cash balances. Average total net cash outflows increased by CHF 3.8 billion to CHF 65.8 billion, due to higher customer deposit balances.

KM1: Key metrics
CHF million, except where indicated
		31.3.21	31.12.20	30.9.20	30.6.20	31.3.20
Available capital (amounts)
1	Common equity tier 1 (CET1)	12,417	12,234	11,992	11,776	11,427
1a	Fully loaded ECL accounting model CET1[1]	12,416	12,233	11,989	11,774	11,422
2	Tier 1	17,819	17,410	16,683	16,479	16,137
2a	Fully loaded ECL accounting model tier 1[1]	17,818	17,409	16,680	16,476	16,132
3	Total capital	17,819	17,410	16,683	16,479	16,137
3a	Fully loaded ECL accounting model total capital[1]	17,818	17,409	16,680	16,476	16,132
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	110,194	107,253	107,066	105,304	104,489
4a	Minimum capital requirement[2]	8,816	8,580	8,565	8,424	8,359
4b	Total risk-weighted assets (pre-floor)	93,149	92,164	92,755	92,740	92,981
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	11.27	11.41	11.20	11.18	10.94
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	11.27	11.41	11.20	11.18	10.93
6	Tier 1 ratio (%)	16.17	16.23	15.58	15.65	15.44
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	16.17	16.23	15.58	15.65	15.44
7	Total capital ratio (%)	16.17	16.23	15.58	15.65	15.44
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	16.17	16.23	15.58	15.65	15.44
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.01	0.01	0.01	0.01
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1-specific buffer requirements (%)	2.52	2.51	2.51	2.51	2.51
12	CET1 available after meeting the bank’s minimum capital requirements (%)	6.77	6.91	6.70	6.68	6.44
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	344,925	335,251	327,113	323,068	317,071
14	Basel III leverage ratio (%)	5.17	5.19	5.10	5.10	5.09
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.17	5.19	5.10	5.10	5.09
Liquidity coverage ratio[5]
15	Total HQLA	96,366	91,909	87,254	85,180	74,602
16	Total net cash outflow	65,829	62,074	59,930	61,847	53,059
17	LCR (%)	146	148	146	138	141

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided on the next page.    4 Leverage ratio exposures and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to the “UBS Switzerland AG standalone” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    5 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

Significant regulated subsidiaries and sub-groups

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 March 2021, the going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 13.96%, including a countercyclical buffer of 0.02%, and 4.875%, respectively.
The gone concern requirements were 8.64% for the RWA-based requirement and 3.02% for the leverage ratio denominator (LRD)-based requirement.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are the same as those applicable to UBS Group AG consolidated, with the exception of a lower gone concern requirement effective from 1 January 2020, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions).

Swiss SRB going and gone concern requirements and information
As of 31.3.21	RWA		LRD
CHF million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.96[1]	15,381	4.88[1]	16,815
Common equity tier 1 capital	9.66	10,643	3.38	11,641
of which: minimum capital	4.50	4,959	1.50	5,174
of which: buffer capital	5.14	5,664	1.88	6,467
of which: countercyclical buffer	0.02	20
Maximum additional tier 1 capital	4.30	4,738	1.50	5,174
of which: additional tier 1 capital	3.50	3,857	1.50	5,174
of which: additional tier 1 buffer capital	0.80	882

Eligible going concern capital
Total going concern capital	16.17	17,819	5.17	17,819
Common equity tier 1 capital	11.27	12,417	3.60	12,417
Total loss-absorbing additional tier 1 capital	4.90	5,402	1.57	5,402
of which: high-trigger loss-absorbing additional tier 1 capital	4.90	5,402	1.57	5,402

Required gone concern capital[2]
Total gone concern loss-absorbing capacity	8.64	9,524	3.02	10,425
of which: base requirement	7.97	8,786	2.79	9,623
of which: additional requirement for market share and LRD	0.67	738	0.23	802

Eligible gone concern capital
Total gone concern loss-absorbing capacity	9.88	10,890	3.16	10,890
TLAC-eligible senior unsecured debt	9.88	10,890	3.16	10,890

Total loss-absorbing capacity
Required total loss-absorbing capacity	22.60	24,905	7.90	27,240
Eligible total loss-absorbing capacity	26.05	28,709	8.32	28,709

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		110,194
Leverage ratio denominator				344,925

1 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information
CHF million, except where indicated	31.3.21	31.12.20

Eligible going concern capital
Total going concern capital	17,819	17,410
Total tier 1 capital	17,819	17,410
Common equity tier 1 capital	12,417	12,234
Total loss-absorbing additional tier 1 capital	5,402	5,176
of which: high-trigger loss-absorbing additional tier 1 capital	5,402	5,176

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10,890	10,824
TLAC-eligible senior unsecured debt	10,890	10,824

Total loss-absorbing capacity
Total loss-absorbing capacity	28,709	28,234

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	110,194	107,253
Leverage ratio denominator[1]	344,925	335,251

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	16.2	16.2
of which: common equity tier 1 capital ratio	11.3	11.4
Gone concern loss-absorbing capacity ratio	9.9	10.1
Total loss-absorbing capacity ratio	26.1	26.3

Leverage ratios (%)[1]
Going concern leverage ratio	5.2	5.2
of which: common equity tier 1 leverage ratio	3.6	3.6
Gone concern leverage ratio	3.2	3.2
Total loss-absorbing capacity leverage ratio	8.3	8.4

1 The leverage ratio denominator (LRD) and leverage ratios for 31 December 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to the “UBS Switzerland AG standalone” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

Significant regulated subsidiaries and sub-groups

Leverage ratio information

Swiss SRB leverage ratio denominator
CHF billion	31.3.21	31.12.20[1]

Leverage ratio denominator
Swiss GAAP total assets	325.9	316.8
Difference between Swiss GAAP and IFRS total assets	4.5	4.5
Less: derivative exposures and SFTs[2]	(14.9)	(10.6)
On-balance sheet exposures (excluding derivative exposures and SFTs)	315.5	310.7
Derivative exposures	5.8	5.7
Securities financing transactions	8.1	3.8
Off-balance sheet items	15.7	15.2
Items deducted from Swiss SRB tier 1 capital	(0.2)	(0.2)
Total exposures (leverage ratio denominator)	344.9	335.3

1 The respective period shown ending on 31 December 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to the “UBS Switzerland AG standalone” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

Liquidity coverage ratio

In the first quarter of 2021, the liquidity coverage ratio (LCR) of UBS Switzerland AG, which is a Swiss SRB, was 146%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA) in connection with the Swiss Emergency Plan.

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 1Q21[2]	Average 4Q20[2]
High-quality liquid assets	96	92
Total net cash outflows	66	62
of which: cash outflows	94	89
of which: cash inflows	29	27
Liquidity coverage ratio (%)	146	148

1 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 63 data points in the first quarter of 2021 and 63 data points in the fourth quarter of 2020.

Capital instruments

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6	7	8
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	–	–
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[3]
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,500	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700
9	Par value of instrument	CHF 10.0	CHF 1,500	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700
10	Accounting classification[4]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	18 December 2017	12 December 2018	12 December 2018	11 December 2019	29 October 2020	11 March 2021
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024	First optional repayment date: 29 October 2025	First optional repayment date: 11 March 2026
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest

Significant regulated subsidiaries and sub-groups

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	6-month CHF LIBOR + 370 bps per annum semi-annually	3-month CHF LIBOR + 250 bps per annum quarterly	3-month CHF LIBOR + 489 bps per annum quarterly	3-month USD LIBOR + 547 bps per annum quarterly	3-month CHF LIBOR + 433 bps per annum quarterly	3-month SARON Compound Rate + 397 bps	3-month SARON Compound Rate + 337 bps
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability.

Subject to applicable conditions

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, each obligation of USB Switzerland AG that is unsubordinated or is subordinated and not ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 Loans granted by UBS AG, Switzerland.    4 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.

Section 4  UBS Europe SE consolidated

The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated based on the Pillar 1 requirements.

During the first quarter of 2021, common equity tier 1 (CET1) capital remained stable. Risk-weighted assets increased by EUR 1 billion to EUR 14.1 billion, driven by increases in market risk due to a change in model permissions and credit risk. Leverage ratio exposure increased by EUR 2.2 billion to EUR 43.6 billion, mainly reflecting an increase in securities financing transactions, derivative instruments and other cash balances, partly offset by a decrease in high-quality liquid asset (HQLA)-eligible bonds.

The average liquidity coverage ratio increased by 6%, mainly due to a EUR 0.3 billion decrease in total net cash outflows.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

KM1: Key metrics[1,2]
EUR million, except where indicated
		31.3.21	31.12.20	30.9.20	30.6.20[3]	31.3.20[3]
Available capital (amounts)
1	Common equity tier 1 (CET1)	3,721	3,703	3,728	3,736	3,603
2	Tier 1	4,011	3,993	4,018	4,026	3,893
3	Total capital	4,011	3,993	4,018	4,026	3,893
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	14,125	13,175	13,285	13,559	15,154
4a	Minimum capital requirement[4]	1,130	1,054	1,063	1,085	1,212
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	26.3	28.1	28.1	27.6	23.8
6	Tier 1 ratio (%)	28.4	30.3	30.2	29.7	25.7
7	Total capital ratio (%)	28.4	30.3	30.2	29.7	25.7
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)	0.1	0.0	0.0	0.0	0.1
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1-specific buffer requirements (%)	2.6	2.5	2.5	2.5	2.6
12	CET1 available after meeting the bank’s minimum capital requirements (%)[5]	20.4	22.3	22.2	21.7	17.7
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	43,620	41,376	43,371	42,172	49,004
14	Basel III leverage ratio (%)[6]	9.2	9.7	9.3	9.6	7.9
Liquidity coverage ratio[7]
15	Total HQLA	17,175	17,074	16,257	15,540	14,839
16	Total net cash outflow	11,003	11,334	11,276	11,062	10,457
17	LCR (%)	157	151	144	141	142

1 Based on applicable EU regulatory rules.    2 There is no local disclosure requirement for the net stable funding ratio as at 31 March 2021.    3 Comparative figures have been restated to align with the UBS Europe SE Pillar 3 report and other regulatory reports as submitted to the European Central Bank (the ECB), which reflect the ECB’s recommendation to EU financial institutions to refrain from making capital distributions until the ECB changes its guidance on dividend payments.    4 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    5 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital that has been used to meet tier 1 and / or total capital ratio requirements under Pillar 1.    6 On the basis of tier 1 capital.    7 Figures are calculated on a twelve-month average.

Significant regulated subsidiaries and sub-groups

Section 5  UBS Americas Holding LLC consolidated

The table below provides information about the regulatory capital components and capital ratios, as well as the leverage ratio, of UBS Americas Holding LLC consolidated, based on the Pillar 1 requirements and in accordance with US Basel III rules.

Effective 1 October 2020, UBS Americas Holding LLC is subject to a stress capital buffer (an SCB) of 6.7%, in addition to the minimum capital requirements. The SCB was determined by the Federal Reserve Board following the completion of the annual Dodd–Frank Act Stress Testing (DFAST) and the Comprehensive Capital Analysis and Review (and based on DFAST results and planned future dividends). The SCB, which replaces the static capital conservation buffer of 2.5%, is subject to change on an annual basis or as otherwise determined by the Federal Reserve Board.

During the first quarter of 2021, the common equity tier 1 (CET1) ratio decreased from 22.5% to 21.2%, due to a USD 5.6 billion increase of risk-weighted assets (RWA), mainly driven by an increase in credit risk RWA. Leverage ratio exposure, calculated on an average basis, increased by USD 14.8 billion to USD 169.4 billion. The increase was due to a USD 14.7 billion increase in average assets, resulting from increases in cash held at Federal Reserve Banks and lending exposure.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

KM1: Key metrics[1,2]
USD million, except where indicated
		31.3.21[3]	31.12.20[3]	30.9.20[3]	30.6.20[3,4]	31.3.20[4]
Available capital (amounts)
1	Common equity tier 1 (CET1)	14,716	14,384	13,840	13,535	11,932
2	Tier 1	17,763	17,431	16,883	16,578	14,980
3	Total capital	18,498	18,166	17,626	17,344	15,735
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	69,481	63,929	65,084	64,351	53,812
4a	Minimum capital requirement[5]	5,558	5,114	5,207	5,148	4,305
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	21.2	22.5	21.3	21.0	22.2
6	Tier 1 ratio (%)	25.6	27.3	25.9	25.8	27.8
7	Total capital ratio (%)	26.6	28.4	27.1	27.0	29.2
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
8a	Stress capital buffer requirement (%)	6.7	6.7
9	Countercyclical buffer requirement (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1-specific buffer requirements (%)	2.5	2.5	2.5	2.5	2.5
11a	Total bank specific capital requirements (%)	6.7	6.7
12	CET1 available after meeting the bank’s minimum capital requirements (%)[6]	16.7	18.0	16.8	16.5	17.7
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	169,386	154,609	148,038	146,652	135,534
14	Basel III leverage ratio (%)[7]	10.5	11.3	11.4	11.3	11.1
14a	Total Basel III supplementary leverage ratio exposure measure[8]	159,587	150,019	150,609	147,683
14b	Basel III supplementary leverage ratio (%)[7,8]	11.1	11.6	11.2	11.2

1 The adoption of ASU 2019-12 in the second quarter of 2020 resulted in a retrospective removal of cumulative tax expense and related balances pertaining to UBS Americas Holding LLC within the IHC tax group  for financial reporting purposes. For the purpose of regulatory reporting, this accounting change has been applied prospectively and the corresponding comparative regulatory key figures have not been restated.    2 There is no local disclosure requirement for liquidity coverage ratio or net stable funding ratio for UBS Americas Holding LLC.    3 UBS Americas Holding LLC, as a designated category III bank, has been subject to a simplification of regulatory capital rules since 1 April 2020. The revisions simplify the framework for regulatory capital deductions and increase risk weights for certain assets, impacting the CET1 ratio by 0.3% as of 31 March 2021, 31 December 2020, 30 September 2020 and 30 June 2020.    4 Refer to the “Introduction and basis for preparation” section of the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for information on the restatement of comparative information, as applicable.    5 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    6 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5%.    7 On the basis of tier 1 capital.    8 UBS Americas Holding LLC, as a designated category III bank, has been subject to supplementary leverage ratio (SLR) reporting since 1 April 2020. US Regulatory authorities temporarily eased the requirements for the SLR, allowing for the exclusion of US Treasury securities and deposits at the Federal Reserve Banks from the SLR denominator through March 2021. This exclusion resulted in an increase in the SLR of 187 bps on 31 March 2021, 170 bps on 31 December 2020, 136 bps on 30 September 2020 and 135 bps on 30 June 2020.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                 Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

Euribor           Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Appendix

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QCCP              qualifying central counterparty

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1           return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right or Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entity

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s first quarter 2021 report and its Annual Report 2020, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                   _____

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                   _____

Name:  Ella Campi

Title:    Executive Director

Date:  April 27, 2021